CHINA DIRECT, INC.

431 Fairway Drive

Deerfield Beach, Florida 33441

telephone (954) 363-7333

July 15, 2008

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael McTiernan, Special Counsel

Kevin Woody, Branch Chief

Jennifer Monick

Phil Rothenberg

Re:	China Direct, Inc.

Registration Statement on Form S-3

Filed June 13, 2008

File No. 333-151648

Form 10-K for the fiscal year ended December 31, 2007

Filed March 31, 2008

File No. 001-33694

Form 10-Q for the quarterly period ended March 31, 2008

Filed May 8, 2008

File No. 001-33694

Ladies and Gentlemen:

China Direct, Inc. (the “Company” or “we” or “our”) is in receipt of the staff’s correspondence dated July 2, 2008 on the above-referenced filings. Following are the Company’s responses to the staff’s comments. Contemporaneously, we have filed Amendment No. 1 to the registration statement on Form S-3 as noted in our response to Comments 1 and 2. Under separate cover we will provide three courtesy copies of the registration statement to Ms. Monick which are marked to show changes and keyed to the staff’s comments.

Form S-3

General

1.

We note that this registration statement is registering, among other securities, Senior Debt Securities and Subordinated Debt Securities. Per Item 601(b)(4) of Regulation S-K, please file the actual indenture or indentures, which may be open ended, prior to the effectiveness of the registration statement. Please refer to Section 201.04 in the Compliance and Disclosure Interpretations of the Trust Indenture Act of 1939, which is available on the Division of Corporation Finance page of the SEC’s website: http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

RESPONSE: We have deleted from this registration statement any Senior Debt Securities and Subordinated Debt Securities. Please see the page ii, the front and back prospectus cover pages and page 12 of Amendment No. 1. Accordingly, we do not believe that the requirement to file the actual indenture or indentures will be applicable upon the filing of an amendment to the registration statement deleting these securities

2.

Per Item 601(b)(25) of Regulation S-K, please file the statement of eligibility of the trustee or trustees. Please be aware that companies relying upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type “305B2” and should indicate this in the exhibit index to the registration statement. In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer to Section 220.01 in the Division’s Compliance and Disclosure Interpretations of the Trust Indenture Act.

RESPONSE: As set forth above, we have deleted from this registration statement any Senior Debt Securities and Subordinated Debt Securities. Accordingly, we do not believe that the requirement to file a statement of eligibility of the trustee or trustees will be applicable upon the filing of an amendment to the registration statement deleting these securities.

Form 10-K for the year ended December 31, 2007

Item 1. Business

Magnesium Segment, page 2

3.

Please tell us how you have complied with Item 101(H)(4)(v) of Regulation S-K, or tell us how management determined it was not necessary to disclose the sources and availability of raw materials and the names of the principal suppliers.

RESPONSE: We discuss raw material procurement related to our magnesium segment on page 2 of our Form 10-K for the year ended December 31, 2007 as follows:

Chang Magnesium, Golden Magnesium and Pan Asia Magnesium are located in the Shanxi Province, while Baotou Changxin Magnesium’s facilities are located in Inner Mongolia. These locations are rich in natural resources such as dolomite and ferrosilicon, the primary raw materials used to create pure magnesium. In addition these areas have vast deposits of coal which enable our magnesium subsidiaries to utilize waste gas of neighboring coke refineries to fuel their magnesium producing furnaces. This utilization of waste gas as energy is less expensive than burning coal and each of our subsidiaries in the Shanxi Province has entered into multi-year agreements with certain coke refineries to access their waste gas and thus lock in energy cost savings. Additionally, the use of waste gas is a more environmentally friendly means of energy relative to refineries which burn coal to supply energy.

We believe that this disclosure covers the material information related to our raw material procurement. We propose, however, to include additional disclosure of sources and availability of raw materials in the form set forth in the attached Schedule 1, to the extent they continue to be applicable as of the future date, in our Annual Report on Form 10-K for the year ended December 31, 2008 in a new section entitled “Sources and Availability of Raw Materials”.

Item 9A(T) Controls and Procedures

Disclosure Controls and Procedures, page 37

4.	Please tell us how you have complied with Item 307 of Regulation S-K, or tell us why you believe it was not necessary to include the businesses which were acquired during 2007.

RESPONSE: As noted in the last two sentences of the first paragraph in Item 9(A) (T) Controls and Procedures of our Annual Report on Form 10-K for the year ended December 31, 2007, we disclosed that we excluded all businesses which we acquired in 2007 from our evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934. We also disclosed in this section of our Annual Report the names of the excluded businesses and the significance of such excluded businesses (acquired in 2007) to our consolidated financial statements.

We excluded from our evaluation, all businesses acquired in 2007 because it was not possible to conduct an assessment of the acquired business’s internal control over financial reporting in the period between the consummation date of the acquisition and the date of management’s assessment. We are in the process of assessing the disclosure controls and procedures for these excluded businesses and intend to report on such assessment within one year from the date we acquired each of these businesses.

In excluding these businesses from our Assessment, we relied on the response to Question 3 of the Frequently Asked Questions (revised September 24, 2007) relating to Managements Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports issued by the SEC.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5.	Please have your auditors revise their audit opinion to refer to “the standards” instead of “the auditing standards.” Please refer to AS1.

RESPONSE: Our auditors have agreed to revise their opinion to refer to “the standards” instead of “the auditing standards” as set forth in the form of opinion attached as Schedule 2, to the extent such opinion is issued as of the future date, and include such opinion in the audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Notes to Consolidated Financial Statements

Note 8 - Mining Rights, page F-18

6.

We note the disclosure indicating that you will begin amortizing the mining rights when you begin production from the related property. This suggests that you have already established reserves on the property. If you have established reserves, revise your filing to include the disclosure meeting the requirements of Item 102 of Regulation S-K and Industry Guide 7. If you have not established reserves, revise the disclosure under this note to clarify that you have not established reserves and that the property is in the exploration stage. Additionally, describe your accounting policy for exploration and activities.

RESPONSE: Our disclosure regarding CDI Jixiang Metal reflects that our balance sheet includes mining rights valued at $457,226. We confirm that we have advised the staff this amount reflects the acquisition cost of such mining rights and furthermore these amounts do not reflect a reserve for mineral deposits as this property is in the exploration phase. In order to disclose this information, we propose to include an additional note within our basis of presentation clarifying our interests in the mining rights owned by CDI Jixiang Metal by including the disclosure set forth in the attached Schedule 3, to the extent such disclosure continues to be applicable as of the future date, in the Basis of Presentation Section to the Notes to our Consolidated Financial Statements to be included in our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2008 and in our Annual Report on Form 10-K for the year ended December 31, 2008.

Note 11 - Acquisitions and Dispositions, page F-19

7.

In light of your acquisitions of less than 100% ownership interest, please tell us how you determined it was not necessary to record assets acquired and liabilities assumed at their pre-acquisition carrying amount for the percentage you did not acquire.

RESPONSE: The estimated purchase price and the preliminary adjustments to historical book value of Lang Chemical as a result of the Company’s acquisition of this company as set forth on page F-19 of the financial statements for the year ended December 31, 2007 were recorded by the Company at the pre-acquisition carrying amount. The Company accounted for this acquisition using the purchase method of accounting in accordance with SFAS No. 141. The purchase price allocations were made based on our estimates derived from an analysis appraisal obtained by the Company in connection with the Lang Chemical acquisition leading to a determination by the Company that fair values were equivalent to the acquired historical carrying costs. In order to disclose our basis for this presentation, we propose to include this explanation in a footnote to this disclosure, to the extent such continues to be applicable as of future filings, in our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2008 and Annual Report on Form 10-K for the year ended December 31, 2008.

Acquisition of a 51% interest in Pan Asia Magnesium, page F-24

8.

Please tell us how your disclosure complies with paragraph 51(e) of SFAS 141, or tell us why you believe it was not necessary to disclose the amount assigned to each major asset and liability account. Please provide similar information regarding the acquisition of CDI Jixiang Metal.

RESPONSE: With respect to the disclosure regarding our acquisition of a 51% interest in Pan Asia Magnesium on page F-24 in the Financial Statements, we included in a Current Report on Form 8-K/A filed on December 31, 2007 Pan Asia Magnesium’s financial statements which included the following items:

•	audited financial statements for the years ended December 31, 2006 and 2005;
•	unaudited financial statements for the nine months ended September 30, 2007 and 2006;
•	Pro forma Consolidated Balance sheet at September 30, 2007 (unaudited);
•	Pro forma Consolidated Statement of Operations for the nine months ended September 30, 2007 (unaudited); and
•	Pro forma Consolidated Statement of Operations for the year ended December 31, 2006 (unaudited).

Each of the Pan Asia Magnesium balance sheets (excluding the Pro Forma Consolidated Balance Sheet) contains amounts assigned to each major asset and liability caption of the acquired entity at the acquisition date as required by paragraph 51(e) of SFAS 141. As we noted in our discussions with the staff, this disclosure was not included in the notes to our financial statements for the year ended December 31, 2007. In order to include this information in the notes to our current financial statements, we propose to include the amounts assigned to each major asset and liability caption as of the acquisition date of Pan Asia Magnesium, to the extent such disclosure continues to be applicable as of the future date, in the Notes to our Consolidated Financial Statements to be included in our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2008 and in our Annual Report on Form 10-K for the year ended December 31, 2008.

With respect to the disclosure regarding our acquisition of a 51% interest in CDI Jixiang Metal, we did not include the amounts assigned to each major asset and liability caption of CDI Jixiang Metal at the acquisition date as contemplated by paragraph 51(e) of SFAS 141 because we determined that the CDI Jixiang Metal acquisition was not a “material business combination” as contemplated in paragraph 51 of SFAS 141. In December 2007 we invested $675,676 to obtain our 51% interest in Jixiang Metal; this investment represents less than 1% of our total assets of $88 million at December 31, 2007. Consequently, we do not believe any additional disclosure is required.

Note 13 - Loans Payable, page F-28

9.

We note a significant amount of your loans payable are non-interest bearing. Please tell us why management determined it was not necessary to input interest expense related to these outstanding amounts. Please reference appropriate accounting literature relied upon by management.

RESPONSE: The non-interest bearing loans payable on page F-28 of the Financial Statements are comprised of two types: (i) loans payable arising from transactions involving purchases of supplies (a “trade payable loan”) and (ii) loans payable which do not have a fixed or determinable maturity date and are not related to a trade payable (a “due-on-demand obligation”).

Trade payable loans arise when the Company makes a purchase from a supplier with normal and customary payment terms that are from three to six months. The Company’s suppliers, in the normal course of their business sell or pledge their account receivables to lenders who require the Company to sign a promissory note acknowledging the amounts due and the Company’s obligation to pay a fixed amount no later than a specified date. This form of payment and terms are typical in China and essentially convert the Company’s accounts payables to a loan payable.

Paragraph 3(a) of APB 21, Interest on Receivables and Payables (as amended) (“APB 21”), excludes from the imputed interest rules “receivables and payables arising from transactions with customers or suppliers in the normal course of business which are due in customary trade terms not exceeding approximately one year.” Since the trade payable loans are a normal part of the Company’s supply purchase terms and were payable within one year, we believe such obligations are excluded from the imputed interest rules of APB 21.

In addition, had we accrued a charge for imputed interest on the trade payable loans that had a fixed maturity, the amount would have been $4,349. This amount was calculated based on trade payable loan obligations of $447,713 that were outstanding over a period of 4 months during the year ended December 31, 2007 using an imputed interest rate of 8% after eliminating the minority shareholder’s portion of $4,179. We believe this amount is immaterial.

The due-on-demand obligations have no fixed or determinable maturity date. Paragraph 2 of APB 21 only imposes the imputed interest rules on “... contractual obligations to pay money on fixed or determinable dates ...” Since the due-on-demand obligations identified in Note 13, page F-28 of our financial statements for the year ended December 31, 2007 do not have a fixed or determinable maturity date, they are not subject to the imputed interest rules of APB 21. Furthermore, without a fixed or determinable date for repayment, it is impossible to compute imputed interest.

Note 16 - Marketable Securities, page F-35

10.	In light of the restrictions on resale, please tell us how you determined it was appropriate to classify your marketable equity securities as trading securities for the year ended December 31, 2006.

RESPONSE: We believe our treatment of our marketable securities as “trading” for the year ended December 31, 2006 was proper. In 2006 the Company earned almost all of its revenues from its consulting business. Our Consulting segment generates revenues by providing services to client companies. The consulting fees vary based upon the scope of the services to be rendered. Historically, a significant portion of the fees earned by the Consulting segment have been paid in the form of common stock or common stock purchase warrants of our client companies. During 2006 the Company planned to sell these securities as soon as it was permissible to do so, regardless of market conditions, in an effort to satisfy our current obligations. This was an essential element of the Company’s business model in 2006 in order to generate sufficient cash flow to operate its business. To this end, the Company’s consulting contracts with its clients included a variety of terms intended to create greater liquidity in the securities it received as fees such as registration rights, excluded any sort of lock up provisions and, where possible, included securities without restriction on resale. All of the $2,166,603 investment in trading securities and $311,611 investment in trading securities-related party included on our December 31, 2006 balance sheet were either registered under the Securities Act of 1933 and/or the Securities Exchange Act of 1934 or eligible for sale under Rule 144 thereby entitling the Company to immediately sell those securities in the public market. However, the $1,325,400 marketable securities held for sale-related party included on our December 31, 2006 balance sheet were restricted securities and were not eligible for sale under Rule 144. Because of this restriction, we treated these securities as “held for sale” rather than “trading securities.”

SFAS 115 classifies a “trading security” as “a debt or equity security that is bought and held principally for the purpose of selling them in the near term.” Given the Company’s need for cash in 2006 to satisfy its current obligations and support its operations, the operation of its business relied solely on the cash proceeds generated from the sale of securities; as such we believe the Company’s treatment of those securities as “trading” was appropriate in 2006.

During the first quarter of 2007, the Company changed its policy related to its marketable securities because of a substantial change in the nature of the Company’s business and the significant cash flow generated by its recent acquisitions. Starting in the fourth quarter of 2006 and in 2007, the Company was generating significant cash flow from its new business segments. The Company’s cash flow from operating activities increased from $169,322 in 2006 to $11.8 million in 2007; as such we revised our policy regarding securities received as compensation from our consulting services. As a result of our reduced need to liquidate such securities to meet our current obligations, we now classify these securities as “available-for-sale”.

The cash flow generated by the Company’s recent acquisitions afforded the Company the flexibility to hold onto securities received as compensation in its consulting segment rather than immediately sell them to generate cash to fund its operations. The Company believed that a change in its policy would benefit the Company and its clients by allowing newly established public companies more time to develop their businesses which could potentially reduce market pressure on the stock price of our client companies. Consequently, the Company changed its accounting policy in the first quarter of 2007 to treat all of its marketable securities as “available-for-sale” rather than “trading securities”.

11.	Please tell us and disclose in your filing how you considered paragraph 16 of SFAS 115.

RESPONSE: We have made a determination, and will continue to do so on a quarterly basis, that none of our marketable securities has had a decline in value that is other than temporary. We propose to include an additional note within our basis of presentation regarding our classification of investment in marketable securities set forth in the attached Schedule 4, to the extent such disclosure continues to be applicable as of the future date, in the Basis of Presentation Section to the Notes to our Consolidated Financial Statements to be included in our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2008 and in our Annual Report on Form 10-K for the year ended December 31, 2008.

Exhibits 31.1 and 31.2

12.

We note your certifications do not comply with the content of the certifications required under Exchange Act Rule 13a-14(a) and 15d-14(a). Specifically, we note you have deleted the language “under which such statements were” from paragraph 2. Please revise your certifications in future filings to comply with the Exchange Act Rules.

RESPONSE: We acknowledge the staff’s comment and will undertake to revise the certifications in Exhibits 31.1 and 31.2 to comply with the requirements under Exchange Act Rule 13a-14(a) and 15d-14(a), to the extent such disclosure continues to be applicable as of the future date, to be included in our future filings to comply with the Exchange Act Rules.

Form 10-Q for the quarterly period ended March 31, 2008

Notes to Unaudited Consolidated Financial Statements

13.	Please tell us how you have met the disclosure requires of paragraphs 32 through 35 of SFAS 157.

RESPONSE: We have adopted the guidance prescribed by paragraph 32 of SFAS 157. Accordingly our financial instruments are carried at fair value in our financial statements for the quarter ended March 31, 2008. We propose to include an additional note regarding our adoption of SFAS 157 set forth in the attached Schedule 5, to the extent such disclosure continues to be applicable as of the future date, in the Basis of Presentation Section to the Notes to our Consolidated Financial Statements and in the Management Discussion and Analysis section to be included in our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2008 and in our Annual Report on Form 10-K for the year ended December 31, 2008.

We trust the foregoing adequately responds to the staff’s comments.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lazarus Rothstein

Vice President, General Counsel and Secretary

cc:	Mr. David Stein, Chief Operating Officer

Ms. Jenny Yi, Vice President – Finance

James M. Schneider, Esq.

Schedule 1

Sources and Availability of Raw Materials

We obtain dolomite and ferrosilicon, the primary raw materials used to create pure magnesium and waste gas used to fuel our magnesium producing furnaces from a variety of sources including mining companies, coke refineries who produce waste gas as a by-product in the production of coke, washing coal, coal tar, sulfur, ammonium sulfate and benzene. In 2007, the following suppliers accounted for over 10% of the purchases of raw materials used in our magnesium segment: Taiyuan Sanxing Coal Gasification Co., Ltd., Shanxi Senrun Coal Chemistry Co., Ltd. and Shanxi Jinyang Coal and Coke Group Co., Ltd.

We purchase dolomite and ferrosilicon on a purchase order basis from local suppliers at market prices based on our production requirements. We have long term supply contracts for waste gas with suppliers primarily at a fixed price.

We believe that we will have access to sufficient dolomite, ferrosilicon and waste gas to meet our needs for the foreseeable future.

Schedule 2

Proposed Form of Auditors Opinion

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Directors

China Direct, Inc.

We have audited the accompanying consolidated balance sheets of China Direct, Inc. and its Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2008 and 2007. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Direct, Inc. and its subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States.

/s/ Sherb & Co., LLP

Certified Public Accountants

Boca Raton, Florida

March XX, 2009

Schedule 3

In connection with the Company’s acquisition of CDI Jixiang Metal in December 2007, it acquired mining rights to approximately 51 acres located in the Yongshun Kaxi Lake Mining area of China which is known to hold zinc and lead ore. Acquisition costs for the mining rights are $457,226. CDI Jixiang Metal is presently in the exploration stage of its business operations and is engaged in the search of mineral deposits or reserves. The Company intends to conduct exploration activities on this property and has not established a reserve. There is no assurance that a commercially viable mineral deposit exists on this property and further exploration will be required before a final evaluation as to the economic feasibility is determined.

Mineral Property Rights – Mineral property acquisition costs, site restoration costs and development costs on mineral properties with proven and probable reserves are capitalized and will be depleted using the units-of-production method over the estimated life of the reserves. If there are insufficient reserves to use as a basis for depleting such costs, they are written off as mineral property or mineral interest impairment in the period in which the determination is made. Site restoration costs are depleted over the term of their expected life. Interest costs are capitalized on mineral properties and mineral interests in development. The development potential of mining properties is established by the existence of proven and probable reserves, reasonable assurance that the property can be permitted as an operating mine and evidence that there are no metallurgical or other impediments to the production of saleable metals.

Exploration costs incurred on mineral interests, other than acquisition costs, prior to the establishment of proven and probable reserves are charged to operations as incurred. Development costs incurred on mineral interests with proven and probable reserves will be capitalized as mineral properties. The Company regularly evaluates its investments in mineral interests to assess the recoverability and/or the residual value of the investments in these assets. All mineral interests and mineral properties are reviewed for impairment whenever events or circumstances change which indicate the carrying amount of an asset may not be recoverable, utilizing established guidelines based upon undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

The estimates of mineral prices and operating, capital and reclamation costs, when available, are subject to certain risks and uncertainties, which may affect the recoverability of mineral property costs. Although the Company makes its best estimates of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the Company’s mineral properties.

Schedule 4

The Company classifies investments in trading securities, investments in marketable securities held for sale and investments in marketable securities held for sale-related party in accordance with SFAS No. 115. Investments in trading securities, investment in marketable securities held for sale and investments in marketable securities held for sale-related party, consisting of marketable equity securities, are stated at fair value. Unrealized gains or losses in investments in marketable securities held for sale are recognized as an element of other comprehensive income on a monthly basis based on fluctuations in the fair value of the security as quoted on national or inter-dealer stock exchanges. Realized gains or losses are recognized in the consolidated statement of operations as trading profits when the securities are sold.

Other-Than-Temporary Impairment of Securities. Securities are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term “other than temporary” is not intended to indicate that the decline is permanent. It indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Schedule 5

As of January 1, 2008, we adopted on a prospective basis certain required provisions of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, as amended by Financial Accounting Standards Board (FASB) Financial Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157. Those provisions relate to our financial assets and liabilities carried at fair value and our fair value disclosures related to financial assets and liabilities. SFAS 157 defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1, meaning the use of quoted prices for identical instruments in active markets; Level 2, meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3, meaning the use of unobservable inputs. Observable market data should be used when available.

Most, but not all, of our financial instruments are carried at fair value, including, all of our cash equivalents, investments are classified as available-for-sale securities and are carried at fair value, with unrealized gains and losses, net of tax, reported in Other comprehensive income. Virtually all of our valuation measurements are Level 2 measurements. The adoption of SFAS 157 did not have a significant impact on our consolidated financial statements. We did not elect to adopt SFAS 157 for acquired non-financial assets and assumed non-financial liabilities.